

October 5, 2011

Via E-mail
Mr. Eric W. Finlayson
Senior Vice President and Chief Financial Officer
Metalico, Inc.
186 North Avenue East
Cranford, NJ 07016

RE: Metalico, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed March 15, 2011
Form 10-Q for the Fiscal Quarter ended June 30, 2011
Filed July 28, 2011
File No. 1-32453

Dear Mr. Finlayson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Gordon for

John Hartz
Senior Assistant Chief Accountant